UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________

Amendment No. 1
to
FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
_______________________

UNO RESTAURANTS, LLC
(Issuer)

UNO RESTAURANT HOLDINGS CORPORATION
(Parent)

8250 INTERNATIONAL DRIVE CORPORATION
B.S. ACQUISITION CORP.
B.S. OF WOODBRIDGE, INC.
FAIRFAX UNO, INC.
KISSIMMEE UNO, INC.
MARKETING SERVICES GROUP, INC.
NEWPORT NEWS UNO, INC.
PARAMUS UNO, INC.
PIZZERIA UNO CORPORATION
PIZZERIA UNO OF 86TH STREET, INC.
PIZZERIA UNO OF ALBANY INC.
PIZZERIA UNO OF BAY RIDGE, INC.
PIZZERIA UNO OF BAYSIDE, INC.
PIZZERIA UNO OF COLUMBUS AVENUE, INC.
PIZZERIA UNO OF FOREST HILLS, INC.
PIZZERIA UNO OF PARAMUS, INC.
PIZZERIA UNO OF RESTON, INC.
PIZZERIA UNO OF SOUTH STREET SEAPORT, INC.
PIZZERIA UNO OF SYRACUSE, INC.
PIZZERIA UNO OF UNION STATION, INC.
PLIZZETTAS OF CONCORD, INC.
SAXET CORPORATION
SL PROPERTIES, INC.
SL UNO BURLINGTON, INC.
SL UNO ELLICOTT CITY, INC.

SL UNO FRANKLIN MILLS, INC.
SL UNO FREDERICK, INC.
SL UNO GURNEE MILLS, INC.
SL UNO HYANNIS, INC.
SL UNO PORTLAND, INC.
SL UNO POTOMAC MILLS, INC.
SL UNO WATERFRONT, INC.
SLA BROCKTON, INC.
SLA DUE, INC.
SLA LAKE MARY, INC.
SLA MAIL II, INC.
SLA MAIL, INC.
SLA NORFOLK, INC.
SLA SU CASA, INC.
SLA UNO, INC.
UNO ENTERPRISES, INC.
UNO FOODS INC.
UNO OF AMERICA, INC.
UNO OF ASTORIA, INC.
UNO OF BANGOR, INC.
UNO OF DAYTONA, INC.
UNO OF HAGERSTOWN, INC.
UNO OF HAVERHILL, INC.
UNO OF HENRIETTA, INC.
UNO OF INDIANA, INC.
UNO OF KINGSTOWNE, INC.
UNO OF MANASSAS, INC.
UNO OF NEW JERSEY, INC.
UNO OF NEW YORK, INC.
UNO OF PROVIDENCE, INC.
UNO OF SCHAUMBURG, INC.
UNO OF VICTOR, INC.
UNO RESTAURANT OF WOBURN, INC.
UR OF ATTLEBORO MA, LLC
UR OF BOWIE MD, INC.
UR OF CLAY NY, LLC
UR OF COLUMBIA MD, INC.
UR OF DANBURY CT, INC.
UR OF DOVER NH, INC.
UR OF FAYETTEVILLE NY, LLC
UR OF GAINESVILLE VA, LLC
UR OF INNER HARBOR MD, INC.
UR OF MELBOURNE FL, LLC
UR OF MILFORD CT, INC.
UR OF MILLBURY MA, LLC
UR OF NASHUA NH, LLC
UR OF NEW HARTFORD NY, LLC
UR OF SWAMPSCOTT MA, LLC

UR OF TAUNTON MA, LLC
UR OF TILTON NH, LLC
UR OF VIRGINIA BEACH VA, LLC
UR OF WEBSTER NY, LLC
UR OF WINTER GARDEN FL, LLC
UR OF WRENTHAM MA, INC.
URC, LLC
WALTHAM UNO, INC.
(Guarantors)

100 Charles Park Road
Boston, Massachusetts 02132
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified
_______________________

Title of Class	Amount
15% Senior Subordinated Secured Notes due 2016	Up to approximately $25,000,000 aggregate initial principal amount plus additional notes as permitted by the indenture

Approximate date of proposed public offering: As soon as practicable after the Effective Date under the Plan of Reorganization.

Name and Address of Agent for Service:	With a copy to:

Louie Psallidas Chief Financial Officer Uno Restaurants, LLC 100 Charles Park Road Boston, Massachusetts 02132 (617) 323-9200	Christopher K. Aidun, Esq. Corey Chivers, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000

_______________________

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

GENERAL

1. General Information.

(a) Form of organization

Applicant	Form of Organization	Jurisdiction
Uno Restaurants, LLC (the “Company”)	Limited Liability Company	Delaware
Uno Restaurant Holdings Corporation (the “Parent”)	Corporation	Delaware
8250 International Drive Corporation	Corporation	Florida
B.S. Acquisition Corp.	Corporation	New Jersey
B.S. of Woodbridge, Inc.	Corporation	New Jersey
Fairfax Uno, Inc.	Corporation	Virginia
Kissimmee Uno, Inc.	Corporation	Florida
Marketing Services Group, Inc.	Corporation	Massachusetts
Newport News Uno, Inc.	Corporation	Virginia
Paramus Uno, Inc.	Corporation	New Jersey
Pizzeria Uno Corporation	Corporation	Delaware
Pizzeria Uno of 86th Street, Inc.	Corporation	New York
Pizzeria Uno of Albany Inc.	Corporation	New York
Pizzeria Uno of Bay Ridge, Inc.	Corporation	New York
Pizzeria Uno of Bayside, Inc.	Corporation	New York
Pizzeria Uno of Columbus Avenue, Inc.	Corporation	New York
Pizzeria Uno of Forest Hills, Inc.	Corporation	New York
Pizzeria Uno of Paramus, Inc.	Corporation	New Jersey
Pizzeria Uno of Reston, Inc.	Corporation	Virginia
Pizzeria Uno of South Street Seaport, Inc.	Corporation	New York
Pizzeria Uno of Syracuse, Inc.	Corporation	New York
Pizzeria Uno of Union Station, Inc.	Corporation	District of Columbia
Plizzettas of Concord, Inc.	Corporation	New Hampshire
Saxet Corporation	Corporation	Delaware
SL Properties, Inc.	Corporation	Massachusetts
SL Uno Burlington, Inc.	Corporation	Vermont
SL Uno Ellicott City, Inc.	Corporation	Maryland
SL Uno Franklin Mills, Inc.	Corporation	Pennsylvania
SL Uno Frederick, Inc.	Corporation	Maryland
SL Uno Gurnee Mills, Inc.	Corporation	Illinois
SL Uno Hyannis, Inc.	Corporation	Massachusetts
SL Uno Portland, Inc.	Corporation	Maine
SL Uno Potomac Mills, Inc.	Corporation	Virginia
SL Uno Waterfront, Inc.	Corporation	Pennsylvania
SLA Brockton, Inc.	Corporation	Massachusetts
SLA Due, Inc.	Corporation	Illinois
SLA Lake Mary, Inc.	Corporation	Florida
SLA Mail II, Inc.	Corporation	Massachusetts
SLA Mail, Inc.	Corporation	Massachusetts
SLA Norfolk, Inc.	Corporation	Virginia
SLA Su Casa, Inc.	Corporation	Illinois
SLA Uno, Inc.	Corporation	Illinois
Uno Enterprises, Inc.	Corporation	Virginia
Uno Foods Inc.	Corporation	Massachusetts
Uno of America, Inc.	Corporation	Massachusetts
Uno of Astoria, Inc.	Corporation	New York
Uno of Bangor, Inc.	Corporation	Maine
Uno of Daytona, Inc.	Corporation	Florida

Applicant	Form of Organization	Jurisdiction
Uno of Hagerstown, Inc.	Corporation	Maryland
Uno of Haverhill, Inc.	Corporation	Massachusetts
Uno of Henrietta, Inc.	Corporation	New York
Uno of Indiana, Inc.	Corporation	Indiana
Uno of Kingstowne, Inc.	Corporation	Virginia
Uno of Manassas, Inc.	Corporation	Virginia
Uno of New Jersey, Inc.	Corporation	New Jersey
Uno of New York, Inc.	Corporation	New York
Uno of Providence, Inc.	Corporation	Rhode Island
Uno of Schaumburg, Inc.	Corporation	Illinois
Uno of Victor, Inc.	Corporation	New York
Uno Restaurant of Woburn, Inc.	Corporation	Massachusetts
UR of Attleboro MA, LLC	Limited Liability Company	Delaware
UR of Bowie MD, Inc.	Corporation	Maryland
UR of Clay NY, LLC	Limited Liability Company	Delaware
UR of Columbia MD, Inc.	Corporation	Maryland
UR of Danbury CT, Inc.	Corporation	Connecticut
UR of Dover NH, Inc.	Corporation	New Hampshire
UR of Fayetteville NY, LLC	Limited Liability Company	Delaware
UR of Gainesville VA, LLC	Limited Liability Company	Delaware
UR of Inner Harbor MD, Inc.	Corporation	Maryland
UR of Melbourne FL, LLC	Limited Liability Company	Delaware
UR of Milford CT, Inc.	Corporation	Connecticut
UR of Millbury MA, LLC	Limited Liability Company	Delaware
UR of Nashua NH, LLC	Limited Liability Company	Delaware
UR of New Hartford NY, LLC	Limited Liability Company	Delaware
UR of Swampscott MA LLC	Corporation	Delaware
UR of Taunton MA, LLC	Limited Liability Company	Delaware
UR of Tilton NH, LLC	Limited Liability Company	Delaware
UR of Virginia Beach VA, LLC	Limited Liability Company	Delaware
UR of Webster NY, LLC	Limited Liability Company	Delaware
UR of Winter Garden FL, LLC	Limited Liability Company	Delaware
UR of Wrentham MA, Inc.	Corporation	Massachusetts
URC, LLC	Limited Liability Company	Delaware
Waltham Uno, Inc.	Corporation	Massachusetts

(b) State or other sovereign power under which organized:

See the information provided in response to Section 1(a).

2. Securities Act Exemption Applicable.

The 15% senior subordinated secured notes due 2016 (the “New Notes”) of Uno Restaurants, LLC (the “Company”), to be issued under the indenture to be qualified hereby (the “Indenture”), are being offered in a rights offering on a pro rata basis to holders of the Company’s existing 10% Senior Secured Notes due 2011 (the “Old Notes”), pursuant to the terms of the second amended joint consolidated plan of reorganization of Uno Restaurant Holdings Corporation (the “Parent”) and affiliate debtors and debtors in possession, including the Company, dated June 29, 2010, as may be altered, amended, modified, or supplemented from time to time in accordance with the terms and provisions thereof  (the “Plan of Reorganization”), under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”).  Additionally, to the extent not all of the New Notes are subscribed for in the rights offering, the New Notes may be offered to Twin Haven Capital Partners, LLC and Coliseum Capital Management, LLC (the “Backstop Parties”), subject to the terms and conditions of the agreement between the Backstop Parties and the Company (the “Backstop Commitment Agreement”), pursuant to the Plan of Reorganization. The Plan of Reorganization will become effective on the date on which all conditions to consummation of the Plan of

Reorganization have been satisfied or waived (the “Effective Date”).  The Plan of Reorganization is attached hereto as Exhibit T3E.4.

The issuance of the New Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code.  Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicants believe that the issuance of the New Notes to the holders of Old Notes will satisfy the aforementioned requirements.

Under the Plan of Reorganization, the New Notes to be purchased by the Backstop Parties in accordance with the terms of the Backstop Commitment Agreement will be issued without registration under the Securities Act or any similar federal, state, or local law in reliance upon the exemption set forth in Section 4(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder, to the extent Section 1145(a)(1) of the Bankruptcy Code is unavailable.

AFFILIATIONS

3. Affiliates.

(a)  The following is a list of affiliates that are not Applicants as of the date of this Application.  The following are not expected to be affiliates, in accordance with the Plan of Reorganization, immediately following the Effective Date.

Company Name	Jurisdiction of Formation	Owner	Percentage
Uno Acquisition Parent, Inc.	Delaware	Private investors(1)
Uno Holdings LLC	Delaware	Uno Acquisition Parent, Inc.	100%
Uno Holdings II LLC	Delaware	Uno Holdings LLC	100%
Aurora Uno, Inc.	Colorado	The Company	100%
Franklin Mills Pizzeria, Inc.	Pennsylvania	The Company	100%
Herald Center Uno Rest. Inc.	New York	The Company	100%
Newington Uno, Inc.	Connecticut	URC II, LLC	100%
Newton Takery, Inc.	Massachusetts	The Company	100%
Pizzeria Due, Inc.	Illinois	The Company	100%
Pizzeria Uno of Altamonte Springs, Inc.	Florida	The Company	100%
Pizzeria Uno of Ballston, Inc.	Virginia	URC II, LLC	100%
Pizzeria Uno of Bethesda, Inc.	Maryland	URC II, LLC	100%
Pizzeria Uno of Brockton, Inc.	Massachusetts	The Company	100%
Pizzeria Uno of Buffalo, Inc.	New York	The Company	100%
Pizzeria Uno of Dock Square, Inc.	Massachusetts	URC II, LLC	100%
Pizzeria Uno of East Village Inc.	New York	The Company	100%
Pizzeria Uno of Fair Oaks, Inc.	Virginia	URC II, LLC	100%
Pizzeria Uno of Fairfield, Inc.	Missouri	The Company	100%
Pizzeria Uno of Kingston, Inc.	Massachusetts	The Company	100%
Pizzeria Uno of Lynbrook Inc.	New York	The Company	100%
Pizzeria Uno of Norfolk, Inc.	Virginia	The Company	100%
Pizzeria Uno of Penn Center, Inc.	Pennsylvania	The Company	100%
Pizzeria Uno of Springfield, Inc.	Massachusetts	The Company	100%

Pizzeria Uno of Washington, DC, Inc.	District of Columbia	URC II, LLC	100%
Pizzeria Uno of Westfarms, LLC	Delaware	URC II, LLC	100%
Pizzeria Uno, Inc.	Illinois	The Company	100%
Plizzettas of Burlington, Inc.	Vermont	The Company	100%
SL Uno Greece, Inc.	New York	SL Properties, Inc.	100%
SL Uno Maryville, Inc.	Tennessee	SL Properties, Inc.	100%
SL Uno University Blvd., Inc.	Florida	SL Properties, Inc.	100%
SLA Norwood, Inc.	Massachusetts	SLA Mail, Inc.	100%
SLA Vernon Hills, Inc.	Illinois	SLA Mail II, Inc.	100%
Su Casa, Inc.	Illinois	The Company	100%
Uno Bay, Inc.	Pennsylvania	B.S. Acquisition Corp.	100%
Uno Foods International, LLC	Delaware	Uno Foods Inc.	100%
Uno of Aurora, Inc.	Illinois	The Company	100%
Uno of Concord Mills, Inc.	North Carolina	The Company	100%
Uno of Crestwood, Inc.	Illinois	The Company	100%
Uno of Dulles, Inc.	Virginia	The Company	100%
Uno of Falls Church, Inc.	Virginia	The Company	100%
Uno of Georgesville, Inc.	Ohio	The Company	100%
Uno of Gurnee Mills, Inc.	Illinois	The Company	100%
Uno of Highlands Ranch, Inc.	Colorado	The Company	100%
Uno of Kirkwood, Inc.	Missouri	The Company	100%
Uno of Lombard, Inc.	Illinois	The Company	100%
Uno of Manchester, Inc.	Connecticut	The Company	100%
Uno of Massachusetts, Inc.	Massachusetts	The Company	100%
Uno of Smithtown, Inc.	New York	The Company	100%
Uno of Smoketown, Inc.	Virginia	The Company	100%
Uno of Tennessee, Inc.	Tennessee	The Company	100%
Uno Restaurant of Columbus, Inc.	Ohio	URC II, Inc.	100%
Uno Restaurant of Great Neck, Inc.	New York	The Company	100%
Uno Restaurant of St. Charles, Inc.	Maryland	The Company	100%
Uno Restaurants II, LLC	Delaware	The Company	100%
UR of Bel Air MD, Inc.	Maryland	The Company	100%
UR of Columbia MD, LLC	Delaware	The Company	100%
UR of Fairfield CT, Inc.	Connecticut	The Company	100%
UR of Fredericksburg VA, LLC	Delaware	The Company	100%
UR of Keene NH, Inc.	New Hampshire	The Company	100%
UR of Landover MD, Inc.	Maryland	The Company	100%
UR of Mansfield MA, LLC	Delaware	The Company	100%
UR of Merritt Island FL, LLC	Delaware	The Company	100%
UR of Methuen MA, Inc.	Massachusetts	The Company	100%
UR of Newington NH, LLC	Delaware	The Company	100%
UR of Paoli PA, Inc.	Pennsylvania	The Company	100%
UR of Plymouth MA, LLC	Delaware	The Company	100%
UR of Portsmouth NH, Inc.	New Hampshire	The Company	100%
UR of Towson MD, Inc.	Maryland	URC II, LLC	100%
URC II, LLC	Delaware	URC, LLC	100%
Westminster Uno, Inc.	Colorado	The Company	100%

(1) See Item 5(a) for a list of persons who may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of Uno Acquisition Parent, Inc..

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants.  See Item 4, “Directors and Executive Officers.”

Certain beneficial owners of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their ownership of voting securities of the Applicants.  See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of the Applicants.

(1)	The Company

The directors and executive officers of the Company are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date.  The mailing address for each of the individuals listed in the table below is: c/o Uno Restaurants, LLC, 100 Charles Park Road, Boston, Massachusetts 02132.

Name	Office
Roger C. Ahlfeld	Assistant Secretary, Sr. Vice President-Human Resources
Bradley J. Boston	Division Vice President-Operations
Marc Bloomstein	Vice President-Operations Controller
Christopher Gatto	Vice President-Food & Beverage
Dino Georgakopolous	Vice President-Controller
John T. Griffin	Regional Vice President
Francis W. Guidara	Director, Chief Executive Officer, President
Richard K. Hendrie	Senior Vice President-Marketing
George W. Herz II	General Counsel, Secretary, Senior Vice President
Louis Miaritis	Senior Vice President-Franchise Development & Purchasing
Maurice D. Molod	Vice President-Real Estate
Louie Psallidas	Director, Chief Financial Officer, Assistant Secretary, Senior Vice President-Finance, Treasurer
Kenneth J. Richards	Vice President-Franchise Development/Uno Express
Edward G. Soulier, Jr.	Vice President-Compensation, Benefits & Payroll
James T. Strobino	Sr. Vice President of New Concept Development
Thomas H. Taylor	Vice President-Operations Projects and Communications
Kenneth A. Templeton	Regional Vice President-Operations
Roger L. Zingle	Director, Chief Operating Officer, Assistant Secretary

(2)	The Parent

The directors and executive officers of the Parent are the following individuals.  The executive officers are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date.  The mailing address for each of the individuals listed in the table below is: c/o Uno Restaurants, LLC, 100 Charles Park Road, Boston, Massachusetts 02132.

Name	Office
Roger C. Ahlfeld	Assistant Secretary, Senior Vice President-Human Resources & Training
Guillaume Bebear	Director
Robert Bergmann	Director
William J. Golden	Senior Vice President-Operations
Francis W. Guidara	Director, Chief Executive Officer, President
Richard K. Hendrie	Senior Vice President-Marketing
George W. Herz II	General Counsel, Secretary, Senior Vice President

Name	Office
David L. Jaffe	Director
Charles J. Kozubal	Senior Vice President
Louis Miaritis	Senior Vice President-Franchise Development & Purchasing
Max Pine	Director
Louie Psallidas	Assistant Secretary, Chief Financial Officer, Senior Vice President-Finance, Treasurer
Michael P. Schnabel	Director
Aaron D. Spencer	Director
James T. Strobino	Vice President of New Concept Development
Roger L. Zingle	Chief Operating Officer, Assistant Secretary

The expected directors of the Parent, in accordance with the Plan of Reorganization, immediately following the Effective Date are the following individuals.  Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Twin Haven Capital Partners, LLC, 11111 Santa Monica Boulevard, Suite 525, Los Angeles, CA 90025.

Name	Office	Mailing Address
Joseph A. Capella, Jr.	Director
Adam L. Gray	Director	767 Third Avenue, 35th Floor, New York, NY 10017
Francis W. Guidara	Director	c/o Uno Restaurants, LLC, 100 Charles Park Road, Boston, Massachusetts 02132
Louis Kim	Director
Ryan L Langdon	Director	Newport Global Advisors, L.P., 46 Spruce St., Ste. 100, Southport, CT 06890-1443
Paul L. Mellinger	Director
Robert B. Webster	Director

(3)	The Guarantors

The directors and executive officers of 8250 International Drive Corporation, B.S. Acquisition Corp., B.S. of Woodbridge, Inc., Fairfax Uno, Inc., Kissimmee Uno, Inc., Newport News Uno, Inc., Paramus Uno, Inc., Pizzeria Uno of 86th Street, Inc., Pizzeria Uno of Albany Inc., Pizzeria Uno of Bay Ridge, Inc., Pizzeria Uno of Bayside, Inc., Pizzeria Uno of Columbus Avenue, Inc., Pizzeria Uno of Forest Hills, Inc., Inc., Pizzeria Uno of Paramus, Inc., Pizzeria Uno of Reston, Inc., Pizzeria Uno of South Street Seaport, Inc., Pizzeria Uno of Syracuse, Inc., Pizzeria Uno of Union Station, Inc., Plizzettas of Concord, Inc., SL Uno Burlington, Inc., SL Uno Franklin Mills, Inc., SL Uno Gurnee Mills, Inc., SL Uno Portland, Inc., SL Uno Potomac Mills, Inc., SL Uno Waterfront, Inc., SLA Due, Inc., SLA Lake Mary, Inc., SLA Norfolk, Inc., SLA Su Casa, Inc., SLA Uno, Inc., Uno Enterprises, Inc., Uno of Astoria, Inc., Uno of Bangor, Inc., Uno of Daytona, Inc., Uno of Henrietta, Inc., Uno of Indiana, Inc., Uno of Kingstowne, Inc., Uno of Manassas, Inc., Uno of New Jersey, Inc., Uno of New York, Inc., Uno of Victor, Inc., UR of Attleboro MA, LLC, UR of Clay NY, LLC, UR of Danbury CT, Inc., UR of Dover NH, Inc., UR of Fayetteville NY, LLC, LLC, UR of Gainesville VA, LLC, Melbourne FL, LLC , UR of Milford CT, Inc., Millbury MA, LLC, UR of Nashua NH, LLC, UR of New Hartford NY, LLC, UR of Swampscott MA, LLC, UR of Taunton MA, LLC, UR of Tilton NH, LLC , UR of Virginia Beach VA, LLC, UR of Webster NY, LLC and UR of Winter Garden FL, LLC are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. The mailing address for each of the individuals listed in the table below is: c/o Uno Restaurants, LLC, 100 Charles Park Road, Boston, Massachusetts 02132.

Name	Office
Roger C. Ahlfeld	Assistant Secretary
Francis W. Guidara	Director, Chief Executive Officer, President
George W. Herz II	General Counsel, Secretary, Senior Vice President
Louie Psallidas	Director, Chief Financial Officer, Assistant Secretary, Senior Vice President-Finance, Treasurer
Roger L. Zingle	Director, Chief Operating Officer, Assistant Secretary

The directors and executive officers of Marketing Services Group, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. The mailing address for each of the individuals listed in the table below is:  c/o Uno Restaurants, LLC, 100 Charles Park Road, Boston, Massachusetts 02132.

Name	Office
Roger C. Ahlfeld	Assistant Clerk
Francis W. Guidara	Director, Chief Executive Officer, President
Richard K. Hendrie	Senior Vice President-Marketing
Louie Psallidas	Director, Chief Financial Officer, Assistant Clerk, Senior Vice President-Finance, Treasurer
Roger L. Zingle	Director, Chief Operating Officer, Assistant Clerk

The directors and executive officers of SL Properties, Inc., SL Uno Hyannis, Inc., SLA Brockton, Inc., SLA Mail II, Inc., SLA Mail, Inc., Uno of America, Inc., Uno of Haverhill, Inc., Uno Restaurant of Woburn, Inc., UR of Wrentham MA, Inc., and Waltham Uno, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. The mailing address for each of the individuals listed in the table below is:  c/o Uno Restaurants, LLC, 100 Charles Park Road, Boston, Massachusetts 02132.

Name	Office
Roger C. Ahlfeld	Assistant Clerk
Francis W. Guidara	Director, Chief Executive Officer, President
George W. Herz II	General Counsel, Clerk, Senior Vice President
Louie Psallidas	Director, Chief Financial Officer, Assistant Clerk, Senior Vice President-Finance, Treasurer
Roger L. Zingle	Director, Chief Operating Officer, Assistant Clerk

The directors and executive officers of Pizzeria Uno Corporation are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. The mailing address for each of the individuals listed in the table below is:  c/o Uno Restaurants, LLC, 100 Charles Park Road, Boston, Massachusetts 02132.

Name	Office
Roger C. Ahlfeld	Assistant Secretary
Michael Dellemonico	Vice President-Sales
Francis W. Guidara	Director, Chief Executive Officer, President
Richard K. Hendrie	Senior Vice President-Marketing
George W. Herz II	General Counsel, Secretary, Senior Vice President
Fredrick W. Houston	Vice President-Franchising
Charles J. Kozubal	Senior Vice President
Louis Miaritis	Senior Vice President-Franchise Development & Purchasing
Maurice D. Molod	Vice President-Real Estate
Louie Psallidas	Director, Chief Financial Officer, Assistant Secretary, Senior Vice President-Finance, Treasurer
Kenneth J. Richards	Vice President-Franchise Development/Uno Express
James T. Strobino	Vice President of New Concept Development
Roger L. Zingle	Director, Chief Operating Officer, Assistant Secretary

The directors and executive officers of Saxet Corporation are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. The mailing address for each of the individuals listed in the table below is:  c/o Uno Restaurants, LLC, 100 Charles Park Road, Boston, Massachusetts 02132.

Name	Office
Roger C. Ahlfeld	Assistant Secretary
Francis W. Guidara	Director, Chief Executive Officer, President
George W. Herz II	General Counsel, Secretary, Senior Vice President
Maurice D. Molod	Vice President-Real Estate
Louie Psallidas	Director, Chief Financial Officer, Assistant Secretary, Senior Vice President-Finance, Treasurer
Roger L. Zingle	Director, Chief Operating Officer, Assistant Secretary

The directors and executive officers of SL Uno Ellicott City, Inc. and UR of Columbia MD, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. The mailing address for each of the individuals listed in the table below is:  c/o Uno Restaurants, LLC, 100 Charles Park Road, Boston, Massachusetts 02132.

Name	Office
Roger C. Ahlfeld	Assistant Secretary
James L. Grabowski	Assistant Secretary
Francis W. Guidara	Director, Chief Executive Officer, President
George W. Herz II	General Counsel, Secretary, Senior Vice President
Gabrielle D.S. Jacobson	Assistant Secretary
Louie Psallidas	Director, Chief Financial Officer, Assistant Secretary, Senior Vice President-Finance, Treasurer
Martha K. White	Assistant Secretary
Roger L. Zingle	Director, Chief Operating Officer, Assistant Secretary

The directors and executive officers of SL Uno Frederick, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. The mailing address for each of the individuals listed in the table below is:  c/o Uno Restaurants, LLC, 100 Charles Park Road, Boston, Massachusetts 02132.

Name	Office
Patricia D. Addington	Assistant Secretary
Roger C. Ahlfeld	Assistant Secretary
Francis W. Guidara	Director, Chief Executive Officer, President
George W. Herz II	General Counsel, Secretary, Senior Vice President
Louie Psallidas	Director, Chief Financial Officer, Assistant Secretary, Senior Vice President-Finance, Treasurer
Ronald Reeser	Assistant Secretary
Vicky E. Stultz	Assistant Secretary
Roger L. Zingle	Director, Chief Operating Officer, Assistant Secretary

The directors and executive officers of Uno Foods Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. The mailing address for each of the individuals listed in the table below is:  c/o Uno Restaurants, LLC, 100 Charles Park Road, Boston, Massachusetts 02132.

Name	Office
Roger C. Ahlfeld	Assistant Clerk
Michael Dellemonico	Vice President-Sales
Francis W. Guidara	Director, Chief Executive Officer, President
Rick Haerick	Vice President-Plant Manager
George W. Herz II	General Counsel, Clerk, Senior Vice President
Charles J. Kozubal	Senior Vice President
Louis Miaritis	Senior Vice President-Franchise Development
Thomas A. Price	Senior Vice President-Finance
Louie Psallidas	Director, Chief Financial Officer, Assistant Clerk, Senior Vice President-Finance, Treasurer
James T. Strobino	Sr. Vice President of New Concept Development
Brian J. Whicher	Vice President-Quality Control
Roger L. Zingle	Director, Chief Operating Officer, Assistant Clerk

The directors and executive officers of Uno of Hagerstown, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. The mailing address for each of the individuals listed in the table below is:  c/o Uno Restaurants, LLC, 100 Charles Park Road, Boston, Massachusetts 02132.

Name	Office
Roger C. Ahlfeld	Assistant Secretary
Francis W. Guidara	Director, Chief Executive Officer, President
Theresa Harbert	Assistant Secretary
George W. Herz II	General Counsel, Secretary, Senior Vice President
Louie Psallidas	Director, Chief Financial Officer, Assistant Secretary, Senior Vice President-Finance, Treasurer
Miriam Reeser	Assistant Secretary
Ronald Reeser	Assistant Secretary
Roger L. Zingle	Director, Director, Chief Operating Officer, Assistant Secretary

The directors and executive officers of Uno of Providence, Inc. and Uno of Schaumburg, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. The mailing address for each of the individuals listed in the table below is:  c/o Uno Restaurants, LLC, 100 Charles Park Road, Boston, Massachusetts 02132.

Name	Office
Roger C. Ahlfeld	Assistant Secretary
Francis W. Guidara	Director, Chief Executive Officer, President
George W. Herz II	General Counsel, Secretary, Senior Vice President, Vice President
Louie Psallidas	Director, Chief Financial Officer, Assistant Secretary, Senior Vice President-Finance, Treasurer
Roger L. Zingle	Director, Chief Operating Officer, Assistant Secretary

The directors and executive officers of UR of Bowie MD, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. The mailing address for each of the individuals listed in the table below is:  c/o Uno Restaurants, LLC, 100 Charles Park Road, Boston, Massachusetts 02132.

Name	Office
Roger C. Ahlfeld	Assistant Secretary
Jeffrey R. DeCaro	Assistant Secretary
Francis W. Guidara	Director, Chief Executive Officer, President
George W. Herz II	General Counsel, Secretary, Senior Vice President

Erik H. Nyce	Assistant Secretary
Louie Psallidas	Director, Chief Financial Officer, Assistant Secretary, Senior Vice President-Finance, Treasurer
Roger L. Zingle	Director, Chief Operating Officer, Assistant Secretary

The directors and executive officers of UR of Inner Harbor MD, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. The mailing address for each of the individuals listed in the table below is:  c/o Uno Restaurants, LLC, 100 Charles Park Road, Boston, Massachusetts 02132.

Name	Office
Roger C. Ahlfeld	Assistant Secretary
Francis W. Guidara	Director, Chief Executive Officer, President
George W. Herz II	General Counsel, Secretary, Senior Vice President
David F. Luby	Assistant Secretary
Louie Psallidas	Director, Chief Financial Officer, Assistant Secretary, Senior Vice President-Finance, Treasurer
Martha K. White	Assistant Secretary
Andrew M. Winick	Assistant Secretary
Roger L. Zingle	Director, Chief Operating Officer, Assistant Secretary

The directors and executive officers of URC, LLC are the following individuals, who are expected to continue in office, in accordance with the Plan of Reorganization, immediately following the Effective Date. The mailing address for each of the individuals listed in the table below is:  c/o Uno Restaurants, LLC, 100 Charles Park Road, Boston, Massachusetts 02132.

Name	Office
Roger C. Ahlfeld	Assistant Secretary, Vice President-Human Resources & Training
William J. Golden	Senior Vice President-Operations
Francis W. Guidara	Chief Executive Officer, President
Richard K. Hendrie	Senior Vice President -Marketing
George W. Herz II	General Counsel, Secretary, Senior Vice President
Alan D. LaBatte	Vice President-Information Systems
Louie Psallidas	Chief Financial Officer, Assistant Secretary, Senior Vice President-Finance, Treasurer
Roger L. Zingle	Chief Operating Officer, Assistant Secretary

5. Principal Owners of Voting Securities.

(a) The following tables set forth, as of the date of the filing of this Application, certain information regarding each person known by the Applicants to beneficially own 10 percent or more of the respective voting securities of the Applicants.  The mailing address for each of the beneficial owners listed in the table below is: c/o Uno Restaurants, LLC, 100 Charles Park Road, Boston, Massachusetts 02132.
Applicant	Beneficial Owner	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
The Company	The Parent	Membership Interest	100	100%
The Parent	Uno Holdings II LLC(1)	Class A Common Stock	1	100%
8250 International Drive Corporation	The Company	Common Stock	100	100%
B.S. Acquisition Corp.	The Company	Common Stock	100	100%
B.S. of Woodbridge, Inc.	B.S. Acquisition Corp.	Common Stock	100	100%
Fairfax Uno, Inc.	The Company	Common Stock	100	100%
Kissimmee Uno, Inc.	The Company	Common Stock	100	100%
Marketing Services Group, Inc.	The Company	Common Stock	100	100%
Newport News Uno, Inc.	The Company	Common Stock	100	100%

Applicant	Beneficial Owner	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Paramus Uno, Inc.	URC II, LLC	Common Stock	100	100%
Pizzeria Uno Corporation	The Parent	Common Stock	196	100%
Pizzeria Uno of 86th Street, Inc.	The Company	Common Stock	100	100%
Pizzeria Uno of Albany Inc.	The Company	Common Stock	10	100%
Pizzeria Uno of Bay Ridge, Inc.	The Company	Common Stock	10	100%
Pizzeria Uno of Bayside, Inc.	The Company	Common Stock	100	100%
Pizzeria Uno of Columbus Avenue, Inc.	The Company	Common Stock	10	100%
Pizzeria Uno of Forest Hills, Inc.	The Company	Common Stock	2	100%
Pizzeria Uno of Paramus, Inc.	The Company	Common Stock	100	100%
Pizzeria Uno of Reston, Inc.	The Company	Common Stock	10	100%
Pizzeria Uno of South Street Seaport, Inc.	The Company	Common Stock	100	100%
Pizzeria Uno of Syracuse, Inc.	The Company	Common Stock	10	100%
Pizzeria Uno of Union Station, Inc.	The Company	Common Stock	1,000	100%
Plizzettas of Concord, Inc.	The Company	Common Stock	10	100%
Saxet Corporation	The Parent	Common Stock	300	100%
SL Properties, Inc.	URC, LLC	Common Stock	100	100%
SL Uno Burlington, Inc.	SL Properties, Inc.	Common Stock	100	100%
SL Uno Ellicott City, Inc.	Grabowski, James L.	Class B Common Stock	12	0%
	SL Properties, Inc.	Class A Common Stock	100	100%
SL Uno Franklin Mills, Inc.	SL Properties, Inc.	Common Stock	100	100%
SL Uno Frederick, Inc.	SL Properties, Inc.	Common Stock	100	100%
SL Uno Gurnee Mills, Inc.	SL Properties, Inc.	Common Stock	100	100%
SL Uno Hyannis, Inc.	SL Properties, Inc.	Common Stock	100	100%
SL Uno Portland, Inc.	SL Properties, Inc.	Common Stock	100	100%
SL Uno Potomac Mills, Inc.	SL Properties, Inc.	Common Stock	100	100%
SL Uno Waterfront, Inc.	SL Properties, Inc.	Common Stock	100	100%
SLA Brockton, Inc.	SLA Mail, Inc.	Common Stock	100	100%
SLA Due, Inc.	SLA Mail, Inc.	Common Stock	100	100%
SLA Lake Mary, Inc.	SLA Mail II, Inc.	Common Stock	100	100%
SLA Mail II, Inc.	URC, LLC	Common Stock	100	100%
SLA Mail, Inc.	URC, LLC	Common Stock	100	100%
SLA Norfolk, Inc.	SLA Mail II, Inc.	Common Stock	100	100%
SLA Su Casa, Inc.	SLA Mail, Inc.	Common Stock	100	100%
SLA Uno, Inc.	SLA Mail, Inc.	Common Stock	100	100%
Uno Enterprises, Inc.	The Parent	Common Stock	5,000	100%
Uno Foods Inc.	The Parent	Common Stock	100	100%
Uno Holdings II LLC	Uno Holdings LLC	Membership Interest	100	100%
Uno Holdings LLC	Uno Acquisition Parent, Inc.	Membership Interest	100	100%
Uno of America, Inc.	The Company	Common Stock	100	100%
Uno of Astoria, Inc.	The Company	Common Stock	100	100%
UNO of Bangor, Inc.	The Company	Common Stock	100	100%
Uno of Daytona, Inc.	The Company	Common Stock	100	100%
Uno of Hagerstown, Inc.	The Company	Class A Common Stock	100	100%
Uno of Haverhill, Inc.	The Company	Common Stock	100	100%
Uno of Henrietta, Inc.	The Company	Common Stock	100	100%
Uno of Indiana, Inc.	The Company	Common Stock	100	100%
Uno of Kingstowne, Inc.	The Company	Common Stock	100	100%
UNO of Manassas, Inc.	The Company	Common Stock	100	100%
Uno of New Jersey, Inc.	The Company	Common Stock	100	100%
Uno of New York, Inc.	The Company	Common Stock	100	100%
Uno of Providence, Inc.	The Company	Common Stock	100	100%
Uno of Schaumburg, Inc.	The Company	Common Stock	100	100%
Uno of Victor, Inc.	The Company	Common Stock	100	100%
Uno Restaurant of Woburn, Inc.	The Company	Common Stock	100	100%
UR of Attleboro MA, LLC	The Company	Membership Interest	100	100%
UR of Bowie MD, Inc.	DeCaro, Jeffrey R.	Class B Common Stock	5	0%
	Nyce, Erik H.	Class B Common Stock	5	0%
	The Company	Class A Common Stock	100	100%
	Zingle, Roger L.	Class B Common Stock	5	0%
UR of Clay NY, LLC	The Company	Membership Interest	100	100%
UR of Columbia MD, Inc.	Grabowski, James L.	Class B Common Stock	12	0%
	The Company	Class A Common Stock	100	100%

Applicant	Beneficial Owner	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
UR of Danbury CT, Inc.	The Company	Common Stock	100	100%
UR of Dover NH, Inc.	The Company	Common Stock	100	100%
UR of Fayetteville NY, LLC	The Company	Membership Interest	100	100%
UR of Gainesville VA, LLC	The Company	Membership Interest	100	100%
UR of Inner Harbor MD, Inc.	Luby, David F.	Class B Common Stock	15	0%
	The Company	Class A Common Stock	100	100%
	White, Martha K.	Class B Common Stock	15	0%
	Winick, Andrew M.	Class B Common Stock	15	0%
	Nyce, Erik H.	Class B Common Stock	5	0%
	Pulli, Frank V.	Class B Common Stock	5	0%
	The Company	Class A Common Stock	100	100%
UR of Melbourne FL, LLC	The Company	Membership Interest	100	100%
UR of Milford CT, Inc.	The Company	Common Stock	100	100%
UR of Millbury MA, LLC	The Company	Membership Interest	100	100%
UR of Nashua NH, LLC	The Company	Membership Interest	100	100%
UR of New Hartford NY, LLC	The Company	Membership Interest	100	100%
UR of Swampscott MA, LLC	The Company	Membership Interest	100	100%
UR of Taunton MA, LLC	The Company	Membership Interest	100	100%
UR of Tilton NH, LLC	The Company	Membership Interest	100	100%
UR of Virginia Beach VA, LLC	The Company	Membership Interest	100	100%
UR of Webster NY, LLC	The Company	Membership Interest	100	100%
UR of Winter Garden FL, LLC	The Company	Membership Interest	100	100%
UR of Wrentham MA, Inc.	The Company	Common Stock	100	100%
URC, LLC	The Parent	Membership Interest	100	100%
Waltham Uno, Inc.	The Company	Common Stock	100	100%

(1) Uno Holdings LLC holds 100% membership interest of Uno Holdings II LLC; Uno Acquisition Parent, Inc holds 100% membership interest of Uno Holdings LLC; There are 50,452 shares of Class A Common Stock of Uno Acquisition Parent, Inc. outstanding, which includes 33, 091.04 shares, or 66%, held by Centre Partners Management LLC and certain other affiliated funds, and 12,511.87 shares, or 25%, held by Aaron D. Spencer, the Founder and a director of the Parent, and certain members of his family.

(b) The following tables set forth, following the consummation of the Plan of Reorganization, certain information regarding each person known by the Applicants expected to beneficially own 10 percent or more of the respective voting securities of the Applicants.  The mailing address for each of the beneficial owners listed in the table below is: c/o Uno Restaurants, LLC, 100 Charles Park Road, Boston, Massachusetts 02132.
Applicant	Beneficial Owner	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
The Company	The Parent	Membership Interest	100	100%
8250 International Drive Corporation	The Company	Common Stock	100	100%
B.S. Acquisition Corp.	The Company	Common Stock	100	100%
B.S. of Woodbridge, Inc.	B.S. Acquisition Corp.	Common Stock	100	100%
Fairfax Uno, Inc.	The Company	Common Stock	100	100%
Kissimmee Uno, Inc.	The Company	Common Stock	100	100%
Marketing Services Group, Inc.	The Company	Common Stock	100	100%
Newport News Uno, Inc.	The Company	Common Stock	100	100%
Paramus Uno, Inc.	URC II, LLC	Common Stock	100	100%
Pizzeria Uno Corporation	The Company	Common Stock	196	100%
Pizzeria Uno of 86th Street, Inc.	The Company	Common Stock	100	100%
Pizzeria Uno of Albany Inc.	The Company	Common Stock	10	100%
Pizzeria Uno of Bay Ridge, Inc.	The Company	Common Stock	10	100%
Pizzeria Uno of Bayside, Inc.	The Company	Common Stock	100	100%
Pizzeria Uno of Columbus Avenue, Inc.	The Company	Common Stock	10	100%
Pizzeria Uno of Forest Hills, Inc.	The Company	Common Stock	2	100%
Pizzeria Uno of Paramus, Inc.	The Company	Common Stock	100	100%
Pizzeria Uno of Reston, Inc.	The Company	Common Stock	10	100%
Pizzeria Uno of South Street Seaport, Inc.	The Company	Common Stock	100	100%
Pizzeria Uno of Syracuse, Inc.	The Company	Common Stock	10	100%
Pizzeria Uno of Union Station, Inc.	The Company	Common Stock	1,000	100%
Plizzettas of Concord, Inc.	The Company	Common Stock	10	100%

Applicant	Beneficial Owner	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Saxet Corporation	The Company	Common Stock	300	100%
SL Properties, Inc.	URC, LLC	Common Stock	100	100%
SL Uno Burlington, Inc.	SL Properties, Inc.	Common Stock	100	100%
SL Uno Ellicott City, Inc.	Grabowski, James L.	Class B Common Stock	12	0%
	SL Properties, Inc.	Class A Common Stock	100	100%
SL Uno Franklin Mills, Inc.	SL Properties, Inc.	Common Stock	100	100%
SL Uno Frederick, Inc.	SL Properties, Inc.	Common Stock	100	100%
SL Uno Gurnee Mills, Inc.	SL Properties, Inc.	Common Stock	100	100%
SL Uno Hyannis, Inc.	SL Properties, Inc.	Common Stock	100	100%
SL Uno Portland, Inc.	SL Properties, Inc.	Common Stock	100	100%
SL Uno Potomac Mills, Inc.	SL Properties, Inc.	Common Stock	100	100%
SL Uno Waterfront, Inc.	SL Properties, Inc.	Common Stock	100	100%
SLA Brockton, Inc.	SLA Mail, Inc.	Common Stock	100	100%
SLA Due, Inc.	SLA Mail, Inc.	Common Stock	100	100%
SLA Lake Mary, Inc.	SLA Mail II, Inc.	Common Stock	100	100%
SLA Mail II, Inc.	URC, LLC	Common Stock	100	100%
SLA Mail, Inc.	URC, LLC	Common Stock	100	100%
SLA Norfolk, Inc.	SLA Mail II, Inc.	Common Stock	100	100%
SLA Su Casa, Inc.	SLA Mail, Inc.	Common Stock	100	100%
SLA Uno, Inc.	SLA Mail, Inc.	Common Stock	100	100%
Uno Enterprises, Inc.	The Company	Common Stock	5,000	100%
Uno Foods Inc.	The Company	Common Stock	100	100%
Uno Holdings II LLC	Uno Holdings LLC	Membership Interest	100	100%
Uno Holdings LLC	Uno Acquisition Parent, Inc.	Membership Interest	100	100%
Uno of America, Inc.	The Company	Common Stock	100	100%
Uno of Astoria, Inc.	The Company	Common Stock	100	100%
UNO of Bangor, Inc.	The Company	Common Stock	100	100%
Uno of Daytona, Inc.	The Company	Common Stock	100	100%
Uno of Hagerstown, Inc.	The Company	Class A Common Stock	100	100%
Uno of Haverhill, Inc.	The Company	Common Stock	100	100%
Uno of Henrietta, Inc.	The Company	Common Stock	100	100%
Uno of Indiana, Inc.	The Company	Common Stock	100	100%
Uno of Kingstowne, Inc.	The Company	Common Stock	100	100%
UNO of Manassas, Inc.	The Company	Common Stock	100	100%
Uno of New Jersey, Inc.	The Company	Common Stock	100	100%
Uno of New York, Inc.	The Company	Common Stock	100	100%
Uno of Providence, Inc.	The Company	Common Stock	100	100%
Uno of Schaumburg, Inc.	The Company	Common Stock	100	100%
Uno of Victor, Inc.	The Company	Common Stock	100	100%
Uno Restaurant of Woburn, Inc.	The Company	Common Stock	100	100%
UR of Attleboro MA, LLC	The Company	Membership Interest	100	100%
UR of Bowie MD, Inc.	DeCaro, Jeffrey R.	Class B Common Stock	5	0%
	Nyce, Erik H.	Class B Common Stock	5	0%
	The Company	Class A Common Stock	100	100%
	Zingle, Roger L.	Class B Common Stock	5	0%
UR of Clay NY, LLC	The Company	Membership Interest	100	100%
UR of Columbia MD, Inc.	Grabowski, James L.	Class B Common Stock	12	0%
	The Company	Class A Common Stock	100	100%
UR of Danbury CT, Inc.	The Company	Common Stock	100	100%
UR of Dover NH, Inc.	The Company	Common Stock	100	100%
UR of Fayetteville NY, LLC	The Company	Membership Interest	100	100%
UR of Gainesville VA, LLC	The Company	Membership Interest	100	100%
UR of Inner Harbor MD, Inc.	Luby, David F.	Class B Common Stock	15	0%
	The Company	Class A Common Stock	100	100%
	White, Martha K.	Class B Common Stock	15	0%
	Winick, Andrew M.	Class B Common Stock	15	0%
	Nyce, Erik H.	Class B Common Stock	5	0%
	Pulli, Frank V.	Class B Common Stock	5	0%
	The Company	Class A Common Stock	100	100%
UR of Melbourne FL, LLC	The Company	Membership Interest	100	100%
UR of Milford CT, Inc.	The Company	Common Stock	100	100%
UR of Millbury MA, LLC	The Company	Membership Interest	100	100%
UR of Nashua NH, LLC	The Company	Membership Interest	100	100%
UR of New Hartford NY, LLC	The Company	Membership Interest	100	100%

Applicant	Beneficial Owner	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
UR of Swampscott MA, LLC	The Company	Membership Interest	100	100%
UR of Taunton MA, LLC	The Company	Membership Interest	100	100%
UR of Tilton NH, LLC	The Company	Membership Interest	100	100%
UR of Virginia Beach VA, LLC	The Company	Membership Interest	100	100%
UR of Webster NY, LLC	The Company	Membership Interest	100	100%
UR of Winter Garden FL, LLC	The Company	Membership Interest	100	100%
UR of Wrentham MA, Inc.	The Company	Common Stock	100	100%
URC, LLC	The Parent	Membership Interest	100	100%
Waltham Uno, Inc.	The Company	Common Stock	100	100%

UNDERWRITERS

6. Underwriters.

(a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicants that are currently outstanding on the date of this application.

(b) There is no proposed principal underwriter for the New Notes that are to be offered in connection with the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7. Capitalization.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Applicants to be outstanding as of the date of the filing of this Application. Each of the Applicants (other than the Company) is a guarantor of the New Notes.

Applicant	Title of Class	Amount Authorized	Amount Outstanding
The Company	Membership Interest	n/a	n/a
The Parent	Class A Common Stock	1	1
	The Old Notes	142,000,000	142,000,000
8250 International Drive Corporation	Common Stock	100	100
B.S. Acquisition Corp.	Common Stock	100	100
B.S. of Woodbridge, Inc.	Common Stock	100	100
Fairfax Uno, Inc.	Common Stock	100	100
Kissimmee Uno, Inc.	Common Stock	100	100
Marketing Services Group, Inc.	Common Stock	100	100
Newport News Uno, Inc.	Common Stock	100	100
Paramus Uno, Inc.	Common Stock	2,000	100
Pizzeria Uno Corporation	Common Stock	3,000	196
Pizzeria Uno of 86th Street, Inc.	Common Stock	200	100
Pizzeria Uno of Albany Inc.	Common Stock	200	10
Pizzeria Uno of Bay Ridge, Inc.	Common Stock	200	10
Pizzeria Uno of Bayside, Inc.	Common Stock	200	100
Pizzeria Uno of Columbus Avenue, Inc.	Common Stock	200	10
Pizzeria Uno of Forest Hills, Inc.	Common Stock	200	10
Pizzeria Uno of Paramus, Inc.	Common Stock	2,500	100
Pizzeria Uno of Reston, Inc.	Common Stock	5,000	10
Pizzeria Uno of South Street Seaport, Inc.	Common Stock	200	100

Applicant	Title of Class	Amount Authorized	Amount Outstanding
Pizzeria Uno of Syracuse, Inc.	Common Stock	200	10
Pizzeria Uno of Union Station, Inc.	Common Stock	1,000	1,000
Plizzettas of Concord, Inc.	Common Stock	10	10
Saxet Corporation	Common Stock	1,500	300
SL Properties, Inc.	Common Stock	100	100
SL Uno Burlington, Inc.	Common Stock	100	100
SL Uno Ellicott City, Inc.	Class A Common Stock	2,500	100
	Class B Common Stock	2,500	100
SL Uno Franklin Mills, Inc.	Common Stock	100	100
SL Uno Frederick, Inc.	Common Stock	100	100
SL Uno Gurnee Mills, Inc.	Common Stock	100	100
SL Uno Hyannis, Inc.	Common Stock	100	100
SL Uno Portland, Inc.	Common Stock	100	100
SL Uno Potomac Mills, Inc.	Common Stock	100	100
SL Uno Waterfront, Inc.	Common Stock	100	100
SLA Brockton, Inc.	Common Stock	100	100
SLA Due, Inc.	Common Stock	100	100
SLA Lake Mary, Inc.	Common Stock	25,000	100
SLA Mail II, Inc.	Common Stock	200,000	100
SLA Mail, Inc.	Common Stock	100	100
SLA Norfolk, Inc.	Common Stock	100	100
SLA Su Casa, Inc.	Common Stock	100	100
SLA Uno, Inc.	Common Stock	100	100
Uno Enterprises, Inc.	Common Stock	25,000	5,000
Uno Foods Inc.	Common Stock	10,000	100
Uno Holdings II LLC	Membership Interest	n/a	n/a
Uno Holdings LLC	Membership Interest	n/a	n/a
Uno of America, Inc.	Common Stock	100	100
Uno of Astoria, Inc.	Common Stock	100	100
UNO of Bangor, Inc.	Common Stock	100	100
Uno of Daytona, Inc.	Common Stock	100	100
Uno of Hagerstown, Inc.	Class A Common Stock	2,500	100
	Class B Common Stock	2,500	0
Uno of Haverhill, Inc.	Common Stock	100	100
Uno of Henrietta, Inc.	Common Stock	100	100
Uno of Indiana, Inc.	Common Stock	100	100
Uno of Kingstowne, Inc.	Common Stock	100	100
UNO of Manassas, Inc.	Common Stock	100	100
Uno of New Jersey, Inc.	Common Stock	100	100
Uno of New York, Inc.	Common Stock	100	100
Uno of Providence, Inc.	Common Stock	100	100
Uno of Schaumburg, Inc.	Common Stock	100	100
Uno of Victor, Inc.	Common Stock	100	100
Uno Restaurant of Woburn, Inc.	Common Stock	100	100
UR of Attleboro MA, LLC	Membership Interest	n/a	n/a
UR of Bowie MD, Inc.	Class A Common Stock	2,500	100
	Class B Common Stock	2,500	100
UR of Clay NY, LLC	Membership Interest	n/a	n/a
UR of Columbia MD, Inc.	Class A Common Stock	2,500	100
	Class B Common Stock	2,500	100
UR of Danbury CT, Inc.	Common Stock	100	100

Applicant	Title of Class	Amount Authorized	Amount Outstanding
UR of Dover NH, Inc.	Common Stock	100	100
UR of Fayetteville NY, LLC	Membership Interest	n/a	n/a
UR of Gainesville VA, LLC	Membership Interest	n/a	n/a
UR of Inner Harbor MD, Inc.	Class A Common Stock	2,500	100
	Class B Common Stock	2,500	100
UR of Melbourne FL, LLC	Membership Interest	n/a	n/a
UR of Milford CT, Inc.	Common Stock	100	100
UR of Millbury MA, LLC	Membership Interest	n/a	n/a
UR of Nashua NH, LLC	Membership Interest	n/a	n/a
UR of New Hartford NY, LLC	Membership Interest	n/a	n/a
UR of Swampscott MA, LLC	Membership Interest	n/a	n/a
UR of Taunton MA, LLC	Membership Interest	n/a	n/a
UR of Tilton NH, LLC	Membership Interest	n/a	n/a
UR of Virginia Beach VA, LLC	Membership Interest	n/a	n/a
UR of Webster NY, LLC	Membership Interest	n/a	n/a
UR of Winter Garden FL, LLC	Membership Interest	n/a	n/a
UR of Wrentham MA, Inc.	Common Stock	100	100
URC, LLC	Membership Interest	n/a	n/a
Waltham Uno, Inc.	Common Stock	100	100

(b) Each holder of Common Stock, Class A Common Stock or membership interests of each Applicant is entitled to one vote for each such security held on all matters submitted to a vote of security holders.  Each holder of Class B Common Stock has no voting power.  Holders of the Old Notes have no voting rights.

(c) Following the Effective Date, holders of the Old Notes will receive a distribution, on a pro rata basis, of 100% of the new common stock of the Parent.  In connection with the Plan of Reorganization, holders of the Old Notes are also being offered the right to subscribe, on a pro rata basis, to the New Notes in an initial aggregate principal amount of approximately $25 million.  After the Effective Date, it is expected that each shareholder of new common stock of the Parent will be entitled to one vote for each share held on all matters submitted to a vote of shareholders.  Holders of the New Notes will have no voting rights.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Notes will be issued under the Indenture, the form of which is attached hereto as Exhibit T3C.1.  The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”).  Holders of the New Notes are encouraged to read the entire Indenture because many provisions that will control the rights of a holder of the New Notes are not described in this analysis.   Capitalized terms defined in the Indenture and used (but not otherwise defined) in this section are used in this section as so defined.

EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

An Event of Default will occur under the Indenture if:

(1)           there shall be a default in the payment of any interest on any New Note when it becomes due and payable, and such default shall continue for a period of 30 days;

(2)           there shall be a default in the payment of the principal of (or premium, if any, on) any New Note at its Maturity;

(3)           there shall be a default in the performance or breach of the provisions of Article Five of the Indenture, the Company shall have failed to make or consummate a Collateral Asset Sale Offer or an Asset Sale Offer in accordance with Section 4.11 of the Indenture, or the Company shall have failed to make or consummate a Change of Control Offer in accordance with Section 4.21 of the Indenture;

(4)           there shall be a default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor under the Indenture or any Guarantee (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in clause (1), (2) or (3) above) and such default or breach shall continue for a period of 30 days after written notice has been given, by certified mail, (1) to the Company by the Trustee or (2) to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding New Notes;

(5)           (a) any default in the payment of the principal of, or, premium, if any, or interest on, any Indebtedness that shall have occurred under any of the agreements, indentures or instruments under which the Company or any Restricted Subsidiary then has outstanding Indebtedness in excess of $5.0 million when the same shall become due and payable in full and such default shall have continued after any applicable grace period and shall not have been cured or waived and, if not already matured at its final maturity in accordance with its terms, the holder of such Indebtedness shall have the right to accelerate such Indebtedness or (b) an event of default as defined in any of the agreements, indentures or instruments described in clause (a) of this clause (5) shall have occurred and the Indebtedness thereunder, if not already matured at its final maturity in accordance with its terms, shall have been accelerated;

(6)           any Guarantee of Parent or a Significant Subsidiary shall for any reason cease to be, or shall for any reason be asserted in writing by Parent or any such Significant Subsidiary or the Company not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated by the Indenture and any such Guarantee;

(7)           one or more judgments, orders or decrees of any court or regulatory or administrative agency for the payment of money in excess of $5.0 million, either individually or in the aggregate, shall be rendered against the Company or any Restricted Subsidiary or any of their respective properties and shall not be discharged and either (a) any creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect;

(8)           the entry of a decree or order by a court having jurisdiction in the premises adjudging the Company, Parent or any Significant Subsidiary bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustments or composition of or in respect of the Company, Parent or any Significant Subsidiary under any Bankruptcy Law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company, Parent or any Significant Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days;

(9)           the institution by the Company, Parent or any Significant Subsidiary of proceedings to be adjudicated bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any Bankruptcy Law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company, Parent or any Significant Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due;

(10)           either (a) the Senior Agent under the Credit Agreement or (b) if the Credit Agreement shall no longer be in force and effect, any holder of at least $5.0 million in aggregate principal amount of Indebtedness of the

Company or any Restricted Subsidiary shall commence judicial proceedings to foreclose upon assets of the Company or any of its Restricted Subsidiaries having an aggregate Fair Market Value, individually or in the aggregate, in excess of $5.0 million or shall have exercised any right under applicable law or applicable security documents to take ownership of any such assets in lieu of foreclosure; and

(11)           unless all of the Collateral has been released from the Second Priority Liens in accordance with the provisions of the Security Documents, default by the Company or any Restricted Subsidiary in the performance of the Security Documents which adversely affects the enforceability, validity, perfection or priority of the Second Priority Liens on a material portion of the Collateral granted to the Collateral Agent for the benefit of the Trustee and the Holders of the New Notes, the repudiation or disaffirmation by the Company or any Restricted Subsidiary of its obligations under the Security Documents or the determination in a judicial proceeding that any security interest granted in the Collateral pursuant to any Security Documents is unenforceable or invalid against the Company or any Significant Subsidiary party thereto for any reason with respect to a material portion of the Collateral (which default, repudiation, disaffirmation or determination is not rescinded, stayed, or waived by the Persons having such authority pursuant to the Security Documents or otherwise cured within 60 days after the Company receives written notice thereof specifying such occurrence from the Trustee or the Holders of at least 25% of the outstanding principal amount of the New Notes and demanding that such default be remedied).

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to Holders of New Notes a notice of the Default or Event of Default within 45 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium or interest on any New Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the New Notes.

AUTHENTICATION AND DELIVERY OF THE NEW NOTES; APPLICATION OF PROCEEDS

(a)           An Executive Officer of the Company shall sign the New Notes for the Company by manual or facsimile signature. The Trustee shall authenticate (i) Initial Notes for original issue on the Issue Date and (ii) Additional Notes for original issue after the Issue Date, in each case upon a written order of the Company in the form of an Officers’ Certificate (an “Authentication Order”).  In addition, each such Authentication Order shall specify the amount of Notes to be authenticated, the date on which the New Notes are to be authenticated and whether the New Notes are to be Initial Notes or Additional Notes and, if Additional Notes, whether they are PIK Notes.

Upon the Trustee’s receipt of an Authentication Order for authentication of PIK Notes to be delivered to Holders of the New Notes on an Interest Payment Date prior to Maturity of such New Notes in satisfaction of the portion of the aggregate installment of interest due and payable on such New Notes on such Interest Payment Date constituting the PIK Interest Amount with respect to such Interest Payment Date for such New Notes, the Trustee shall authenticate for original issue Additional Notes constituting PIK Notes (or increase the principal amount of any Global Notes previously authenticated hereunder) in an aggregate principal amount equal to such PIK Interest Amount with respect to such Interest Payment Date for such New Notes, all as specified in such Authentication Order.  Each such Authentication Order shall specify the respective amount of the Additional Notes constituting PIK Notes to be authenticated or principal amount of Global Notes previously authenticated to be increased and the Interest Payment Date on which the Additional Notes constituting PIK Notes are to be authenticated or the principal amount of Global Notes is to be increased.  On any Interest Payment Date on which the Company pays PIK Interest on any New Notes by increasing the principal amount of any Global Note previously authenticated hereunder, the Trustee shall increase the principal amount of such Global Note by an amount equal to the PIK Interest Amount with respect to such Interest Payment Date for such New Notes, rounded up to the nearest $1.00, to the credit of the Holders of such New Notes as of the relevant Regular Record Date for such Interest Payment Date, pro rata in accordance with their interests, and an adjustment shall be made on the books and records of the Registrar with respect to such Global Note by the Registrar to reflect such increase.  On any Interest Payment Date on which the Company pays PIK Interest on any New Notes by issuing Additional Notes constituting PIK Notes, the Trustee shall deliver to the Holders of such New Notes as of the relevant Regular Record Date for such Interest Payment Date

Additional Notes constituting PIK Notes having an aggregate principal amount equal to the PIK Interest Amount with respect to such Interest Payment Date for such New Notes, with the principal amount thereof rounded up to the nearest $1.00.

The Trustee shall also authenticate for original issuance any Additional Notes not constituting PIK Notes (or increase the principal amount of any Global Note previously authenticated hereunder) in the aggregate principal amount of such Additional Notes, all as specified in the Authentication Order therefor.

(b)           If an Executive Officer whose signature is on a New Note no longer holds that office at the time a New Note is authenticated, the New Note shall nevertheless be valid.

(c)           A New Note shall not be valid until authenticated by the manual signature of the Trustee. Such signature shall be conclusive evidence that the New Note has been authenticated under the Indenture.

(d)           The aggregate principal amount of New Notes which may be authenticated and delivered under the Indenture shall be limited to $40.0 million.

(e)           The Trustee may appoint an authenticating agent acceptable to the Company to authenticate New Notes. An authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

(f)           Each Additional Note is an additional obligation of the Company and shall be governed by, and entitled to the benefits of, the Indenture and shall be subject to the terms of the Indenture, shall rank pari passu with and be subject to the same terms (including the rate of interest from time to time payable thereon) as all other New Notes (except, as the case may be, with respect to the issue date).

The proceeds from the issuance of the New Notes are expected to be used to repay the outstanding obligations under the term loan portion of the postpetition financing provided by the debtor in possession lenders under the debtor in possession credit agreement, dated as of January 21, 2010, in accordance with the Plan of Reorganization. No provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the New Notes.

RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE

In connection with the Applicants’ restructuring and the issuance of the New Notes, the Company, the Parent, the Guarantors and the Trustee will enter into a security agreement which the Company expects will contain similar terms as to those in which the Parent is currently a party to in relation to the Company’s 10% Senior Secured Notes due 2011.  The following is a summary of the collateral release provisions of the Indenture:

(a)           The Trustee shall not at any time release Collateral from the Second Priority Liens created by the Indenture and the Security Documents unless such release is in accordance with the provisions of the Indenture and the Security Documents.

(b)           Collateral may be released from the Liens created by the Security Documents at any time or from time to time, and the Security Documents may be terminated, in accordance with the provisions of the Security Documents or in accordance with the Indenture.  In addition, upon the request of the Company pursuant to an Officers’ Certificate and Opinion of Counsel certifying that all conditions precedent hereunder have been met, the Trustee will release Collateral that is sold, conveyed, or disposed of in compliance with the provisions of the Indenture. Upon receipt of such Officers’ Certificate and Opinion of Counsel, the Trustee will execute, deliver and acknowledge any necessary or proper instruments of termination or release to evidence the release of any Collateral permitted to be released pursuant to the Indenture or the Security Documents. The release of any Collateral from the terms of the Indenture and of the Security Documents or the release of, in whole or in part, the Liens created by the Security Documents, or the termination of the Security Documents, will not be deemed to impair the Liens on the Collateral in contravention of the provisions of the Indenture if and to the extent that the Liens on Collateral are released, or the Security Documents are terminated, pursuant to the Indenture or the applicable Security Documents. The Trustee and each of the Holders acknowledge that a release of Collateral or a Lien in accordance with the terms of the Security Documents will not be deemed for any purpose to be an impairment of the Lien on the Collateral in contravention of the terms of the Indenture. To the extent applicable, the Company and each obligor on the New Notes shall cause Section 314(d) of the TIA relating to the release of property or securities from the Lien of the Indenture and of the Security Documents to be complied with. Any certificate or opinion required by Section 314(d) of the TIA may be made by an officer of the Company, except in cases which Section 314(d) of the TIA requires that such certificate or opinion be made by an independent person. In releasing any Collateral pursuant to the terms of the Indenture, or any Security Document, the Trustee shall be entitled to receive, and shall be fully protected in relying upon, in addition to the documents required by Section 13.04 of the Indenture, an Officers’ Certificate certifying that such release is authorized or permitted by the Indenture and the Security Documents and the Subordination Agreement and that all conditions precedent, if any, to such release have been satisfied.

(c)           Second Priority Liens securing the Note Obligations shall automatically and without the need for any further action by any Person be released:

(1)           in whole, as to all property subject to such Second Priority Liens which has been taken by eminent domain, condemnation or other similar circumstances;

(2)           in whole, as to all property subject to such Second Priority Liens, upon:

(i)           payment in full of the principal of, accrued and unpaid interest and premium on the New Notes and all other Note Obligations; or

(ii)           satisfaction and discharge of the Indenture as set forth under Article Twelve of the Indenture; or

(iii)           Legal Defeasance or Covenant Defeasance of the Indenture as set forth under Article Eight of the Indenture;

(3)           in part, as to any property that (a) is sold, transferred or otherwise disposed of by the Company or one of its Restricted Subsidiaries in a transaction not prohibited by the Indenture, at the time of such sale, transfer or disposition, to the extent of the interest sold, transferred or disposed of or (b) is owned or at any time acquired by a Guarantor that has been released from its Guarantee, concurrently with the release of such Guarantee;

(4)           to the extent required by the Subordination Agreement, upon any release of a First Priority Lien thereon by the Senior Agent or as otherwise directed by the Senior Agent; provided, however, that if there is reinstated a Lien securing obligations under the Credit Agreement on any or all of the Collateral upon which the Second Priority Lien securing Note Obligations has been released pursuant to this clause (4) then, the Second Priority Lien securing the Note Obligations on such Collateral will also be deemed reinstated; and

(d)           The Trustee shall execute and deliver to the Company and the Guarantors, at the Company’s and Guarantors’ expense, all documents that such parties shall reasonably request to evidence such release. Such documents shall be without recourse to or warranty by the Trustee.

SATISFACTION AND DISCHARGE; DEFEASANCE

The Company may, at its option, and at any time, elect to have either Section 8.02 or 8.03 of the Indenture be applied to all outstanding New Notes upon compliance with the conditions set forth in Article Eight of the Indenture.

Upon the Company’s exercise of the option applicable to Section 8.02 of the Indenture, the Company shall, subject to the satisfaction of the conditions set forth in Section 8.04 of the Indenture, be deemed to have been discharged from its obligations with respect to all outstanding New Notes and all obligations of the Guarantors shall be deemed to have been discharged with respect to their obligations under the Guarantees on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Company and the Guarantors shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding New Notes and Guarantees, respectively, which shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 of the Indenture and the other Sections of the Indenture referred to in clauses (a) and (b) below, and to have satisfied all of their other obligations under such New Notes and the Indenture (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder: (a) the rights of Holders of outstanding New Notes to receive solely from Funds in Trust (as defined in Section 8.04 of the Indenture and as more fully set forth in such Section) payments in respect of the principal of, premium, if any, and interest on such New Notes when such payments are due, (b) the Company’s obligations with respect to such Notes under Article Two and Section 4.02 of the Indenture, (c) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (d) Article Eight of the Indenture. Subject to compliance with this Article Eight, the Company may exercise its option under this Section of the Indenture notwithstanding the prior exercise of its option under Section 8.03 of the Indenture.

Upon the Company’s exercise under Section 8.01 of the Indenture of the option applicable to Section 8.03 of the Indenture, the Company shall, subject to the satisfaction of the conditions set forth in Section 8.04 of the Indenture, be released from its obligations, and each Restricted Subsidiary shall be released from its obligations, under the covenants contained in Sections 4.03, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.14, 4.16, 4.17, 4.18, 4.19, 4.21, 4.22, 4.23, 5.01 and Article Ten of the Indenture with respect to the outstanding New Notes on and after the date the conditions set forth in Section 8.04 of the Indenture are satisfied (hereinafter, “Covenant Defeasance”), and the New Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such New Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding New Notes, the Company and each Restricted Subsidiary may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01 of the Indenture, but, except as specified above, the remainder of the Indenture and such New Notes shall be unaffected thereby. In addition, upon the Company’s exercise under Section 8.01 of the Indenture of the option applicable to Section of the Indenture, subject to the satisfaction of the conditions set forth in Section 8.04 of the Indenture, Sections 6.01(3) through (6) shall not constitute Events of Default.

The following shall be the conditions to the application of either Section 8.02 or 8.03 of the Indenture to the outstanding New Notes:

(a)           the Company must irrevocably deposit or cause to be deposited with the Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the New Notes cash in United States dollars, U. S. Government Obligations, or a combination thereof (“Funds in Trust”), in such amounts as, in the aggregate, will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm, to pay and discharge the principal of, premium, if any, and interest on the outstanding New Notes on the Stated Maturity (or on any date prior to the Stated Maturity (such date being referred to as the “Defeasance Redemption Date”)) if, at or prior to electing either Legal

Defeasance or Covenant Defeasance, the Company shall have delivered to the Trustee an irrevocable notice to redeem all of the outstanding New Notes;

(b)           in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of independent counsel in the United States shall confirm that, the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c)           in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States to the effect that the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d)           no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as clause (8) or (9) of Section 6.01 is concerned, at any time during the period ending on the 91st day after the date of deposit;

(e)           such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a Default under, the Indenture or any other material agreement or instrument to which the Company, any Guarantor or any Restricted Subsidiary is a party or by which any of them is bound;

(f)           the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the New Notes or any Guarantee over the other creditors of the Company or any Guarantor with the intent of defeating, hindering, delaying or defrauding creditors of the Company, any Guarantor or others; and

(g)           the Company will have delivered to the Trustee an Officers’ Certificate and an opinion of independent counsel, each stating that all conditions precedent provided for relating to either the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS

The Company and each Guarantor shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled their obligations under the Indenture, without regard to notice or grace periods, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge, the Company has kept, observed, performed and fulfilled their obligations under the Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred and be continuing, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of, premium, if any, or interest, if any, on the New Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

To the extent set forth in Section 314(a) of the TIA, the year-end financial statements delivered pursuant to Section 4.03 of the Indenture shall be accompanied by a written statement of the independent public accountants

(which shall be a firm of established national reputation) of the Company (or Parent, if applicable) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated any provisions of this Article Four or Article Five (insofar as they relate to accounting matters) of the Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

The Company shall, so long as any of the New Notes are outstanding, deliver to the Trustee, within five Business Days of the occurrence of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to Holders of New Notes a notice of the Default or Event of Default within 45 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the New Notes.

Upon any request or application by the Company to the Trustee to take any action under the Indenture or any Security Document, the Company shall furnish to the Trustee:

(i)           an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 13.05 of the Indenture) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture or such Security Document relating to the proposed action have been satisfied; and

(ii)           to the extent required under Section 314 of the TIA, an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 13.05 of the Indenture) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture (other than a certificate provided pursuant to TIA Section 314(a)(4)) shall comply with the provisions of TIA Section 314(e) and shall include:

(i)           a statement that the Person making such certificate or opinion has read such covenant or condition;

(ii)           a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(iii)           a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(iv)           a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of any Person may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous.  Any such certificate or opinion of, or representation by, counsel or any Opinion of Counsel may be based, insofar as it relates to factual matters, upon certificates of public officials or upon a certificate or opinion of, or representations by, an officer or officers of the Company or any Guarantor (including an Officers’ Certificate) stating that the information with respect to such factual matters is in the possession of the Company or such Guarantor unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under the Indenture, they may, but need not, be consolidated and form one instrument.

9. Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a) Pages numbered 1 to 32, consecutively.

(b) The Statement of Eligibility and Qualification on Form T-1 of U.S. Bank National Association, as trustee, under the Indenture to be qualified.

(c) The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1	Certificate of Formation of Uno Restaurants, LLC.**
Exhibit T3A.2	Certificate of Incorporation of Uno Restaurant Holdings Corporation.**
Exhibit T3A.3	Articles of Incorporation of 8250 International Drive Corporation. **
Exhibit T3A.4	Certificate of Incorporation of B.S. Acquisition Corp.**
Exhibit T3A.5	Certificate of Incorporation of B.S. of Woodbridge, Inc.**
Exhibit T3A.6	Articles of Incorporation of Fairfax Uno, Inc. **
Exhibit T3A.7	Articles of Incorporation of Kissimmee Uno, Inc. **
Exhibit T3A.8	Articles of Organization of Marketing Services Group, Inc. ***
Exhibit T3A.9	Articles of Incorporation of Newport News Uno, Inc. ***
Exhibit T3A.10	Certificate of Incorporation of Paramus Uno, Inc. **
Exhibit T3A.11	Articles of Organization of Pizzeria Uno Corporation. **
Exhibit T3A.12	Certificate of Incorporation of Pizzeria Uno of 86th Street, Inc. **
Exhibit T3A.13	Certificate of Incorporation of Pizzeria Uno of Albany Inc. **
Exhibit T3A.14	Certificate of Incorporation of Pizzeria Uno of Bay Ridge, Inc. **
Exhibit T3A.15	Certificate of Incorporation of Pizzeria Uno of Bayside, Inc. **
Exhibit T3A.16	Certificate of Incorporation of Pizzeria Uno of Columbus Avenue, Inc. **
Exhibit T3A.17	Certificate of Incorporation of Pizzeria Uno of Forest Hills, Inc. **
Exhibit T3A.18	Certificate of Incorporation of Pizzeria Uno of Paramus, Inc. **
Exhibit T3A.19	Articles of Incorporation of Pizzeria Uno of Reston, Inc. **
Exhibit T3A.20	Certificate of Incorporation of Pizzeria Uno of South Street Seaport, Inc. **
Exhibit T3A.21	Certificate of Incorporation of Pizzeria Uno of Syracuse, Inc. **
Exhibit T3A.22	Articles of Incorporation of Pizzeria Uno of Union Station, Inc. **
Exhibit T3A.23	Articles of Incorporation of Plizzettas of Concord, Inc. **
Exhibit T3A.24	Certificate of Incorporation of Saxet Corporation. **
Exhibit T3A.25	Articles of Organization of SL Properties, Inc. **
Exhibit T3A.26	Articles of Incorporation of SL Uno Burlington, Inc. **
Exhibit T3A.27	Articles of Incorporation of SL Uno Ellicott City, Inc. **
Exhibit T3A.28	Articles of Incorporation of SL Uno Franklin Mills, Inc. **
Exhibit T3A.29	Articles of Incorporation as Amended of SL Uno Frederick, Inc. **
Exhibit T3A.30	Articles of Incorporation of SL Uno Gurnee Mills, Inc. **
Exhibit T3A.31	Articles of Organization of SL Uno Hyannis, Inc. **
Exhibit T3A.32	Articles of Incorporation of SL Uno Portland, Inc. **
Exhibit T3A.33	Articles of Incorporation of SL Uno Potomac Mills, Inc. **
Exhibit T3A.34	Articles of Incorporation of SL Uno, Waterfront, Inc. **
Exhibit T3A.35	Articles of Organization of SLA Brockton, Inc. **
Exhibit T3A.36	Articles of Incorporation for SLA Due, Inc. **
Exhibit T3A.37	Articles of Incorporation of SLA Lake Mary, Inc.***
Exhibit T3A.38	Articles of Organization of SLA Mail II, Inc. **
Exhibit T3A.39	Articles of Organization of SLA Mail, Inc. **
Exhibit T3A.40	Articles of Incorporation of SLA Norfolk, Inc. **
Exhibit T3A.41	Articles of Incorporation of SLA Su Casa, Inc. **

Exhibit T3A.42	Articles of Incorporation of SLA Uno, Inc. **
Exhibit T3A.43	Articles of Incorporation of Uno Enterprises, Inc. **
Exhibit T3A.44	Articles of Organization of Uno Foods Inc. **
Exhibit T3A.45	Articles of Organization of Uno of America, Inc. **
Exhibit T3A.46	Certificate of Incorporation of Uno of Astoria, Inc. **
Exhibit T3A.47	Articles of Incorporation of UNO of Bangor, Inc. **
Exhibit T3A.48	Articles of Incorporation of Uno of Daytona, Inc. **
Exhibit T3A.49	Articles of Incorporation as Amended of Uno of Hagerstown, Inc. **
Exhibit T3A.50	Articles of Organization of Uno of Haverhill, Inc. **
Exhibit T3A.51	Certificate of Incorporation of Uno of Henrietta, Inc. **
Exhibit T3A.52	Articles of Incorporation of Uno of Indiana, Inc. **
Exhibit T3A.53	Articles of Incorporation of Uno of Kingstowne, Inc. **
Exhibit T3A.54	Articles of Incorporation of UNO of Manassas, Inc. **
Exhibit T3A.55	Certificate of Incorporation of Uno of New Jersey, Inc. **
Exhibit T3A.56	Certificate of Incorporation of Uno of New York, Inc. **
Exhibit T3A.57	Certificate of Incorporation of Uno of Providence, Inc. **
Exhibit T3A.58	Articles of Incorporation of Uno of Schaumburg, Inc. **
Exhibit T3A.59	Certificate of Incorporation of Uno of Victor, Inc. **
Exhibit T3A.60	Articles of Organization of Uno Restaurant of Woburn, Inc. **
Exhibit T3A.61	Certificate of Formation of UR of Attleboro MA, LLC. **
Exhibit T3A.62	Articles of Incorporation of UR of Bowie MD, Inc. **
Exhibit T3A.63	Certificate of Formation of UR of Clay NY, LLC. **
Exhibit T3A.64	Articles of Incorporation of UR of Columbia MD, Inc. **
Exhibit T3A.65	Certificate of Incorporation of UR of Danbury CT, Inc. **
Exhibit T3A.66	Certificate of Incorporation of UR of Dover NH, Inc. **
Exhibit T3A.67	Certificate of Formation of UR of Fayetteville NY, LLC. **
Exhibit T3A.68	Certificate of Formation of UR of Gainesville VA, LLC. **
Exhibit T3A.69	Articles of Incorporation of UR of Inner Harbor MD, Inc.***
Exhibit T3A.70	Certificate of Formation of UR of Melbourne FL, LLC. **
Exhibit T3A.71	Certificate of Incorporation of UR of Milford CT, Inc. **
Exhibit T3A.72	Certificate of Formation of UR of Millbury MA, LLC. **
Exhibit T3A.73	Certificate of Formation of UR of Nashua NH, LLC. **
Exhibit T3A.74	Certificate of Formation of UR of New Hartford NY, LLC. **
Exhibit T3A.75	Certificate of Formation of UR of Swampscott MA, LLC. **
Exhibit T3A.76	Certificate of Formation UR of Taunton MA, LLC. **
Exhibit T3A.77	Certificate of Formation of UR of Tilton NH, LLC. **
Exhibit T3A.78	Certificate of Formation of UR of Virginia Beach VA, LLC. **
Exhibit T3A.79	Certificate of Formation of UR of Webster NY, LLC. **
Exhibit T3A.80	Certificate of Formation of UR of Winter Garden FL, LLC. **
Exhibit T3A.81	Articles of Organization of UR of Wrentham MA, Inc. **
Exhibit T3A.82	Certificate of Formation of URC, LLC. **
Exhibit T3A.83	Articles of Organization of Waltham Uno, Inc. **
Exhibit T3B.1	Limited Liability Agreement of Uno Restaurants, LLC. **
Exhibit T3B.2	By-laws of Uno Restaurant Holdings Corporation. **
Exhibit T3B.3	By-laws of 8250 International Drive Corporation. **
Exhibit T3B.4	By-laws of B.S. Acquisition Corp. **
Exhibit T3B.5	By-laws of B.S. of Woodbridge, Inc. **
Exhibit T3B.6	By-laws of Fairfax Uno, Inc. **
Exhibit T3B.7	By-laws of Kissimmee Uno, Inc. **
Exhibit T3B.8	By-laws of Marketing Services Group, Inc. ***
Exhibit T3B.9	By-laws of Newport News Uno, Inc. ***
Exhibit T3B.10	By-laws of Paramus Uno, Inc. **
Exhibit T3B.11	By-laws of Pizzeria Uno Corporation. **

Exhibit T3B.12	By-laws of Pizzeria Uno of 86th Street, Inc. **
Exhibit T3B.13	By-laws of Pizzeria Uno of Albany Inc. **
Exhibit T3B.14	By-laws of Pizzeria Uno of Bay Ridge, Inc. **
Exhibit T3B.15	By-laws of Pizzeria Uno of Bayside, Inc. **
Exhibit T3B.16	By-laws of Pizzeria Uno of Columbus Avenue, Inc. **
Exhibit T3B.17	By-laws of Pizzeria Uno of Forest Hills, Inc. **
Exhibit T3B.18	By-laws of Pizzeria Uno of Paramus, Inc. **
Exhibit T3B.19	By-laws of Pizzeria Uno of Reston, Inc. **
Exhibit T3B.20	By-laws of Pizzeria Uno of South Street Seaport, Inc. **
Exhibit T3B.21	By-laws of Pizzeria Uno of Syracuse, Inc. **
Exhibit T3B.22	By-laws of Pizzeria Uno of Union Station, Inc. **
Exhibit T3B.23	By-laws of Plizzettas of Concord, Inc. **
Exhibit T3B.24	By-laws of Saxet Corporation. **
Exhibit T3B.25	By-laws of SL Properties, Inc. **
Exhibit T3B.26	By-laws of SL Uno Burlington, Inc. **
Exhibit T3B.27	By-laws of SL Uno Ellicott City, Inc. **
Exhibit T3B.28	By-laws of SL Uno Franklin Mills, Inc. **
Exhibit T3B.29	By-laws of SL Uno Frederick, Inc. **
Exhibit T3B.30	By-laws of SL Uno Gurnee Mills, Inc. **
Exhibit T3B.31	By-laws of SL Uno Hyannis, Inc. **
Exhibit T3B.32	By-laws of SL Uno Portland, Inc. **
Exhibit T3B.33	By-laws of SL Uno Potomac Mills, Inc. **
Exhibit T3B.34	By-laws of SL Uno Waterfront, Inc. **
Exhibit T3B.35	By-laws of SLA Brockton, Inc. **
Exhibit T3B.36	By-laws of SLA Due, Inc. **
Exhibit T3B.37	By-laws of SLA Lake Mary, Inc. ***
Exhibit T3B.38	By-laws of SLA Mail II, Inc. **
Exhibit T3B.39	By-laws of SLA Mail, Inc. **
Exhibit T3B.40	By-laws of SLA Norfolk, Inc. **
Exhibit T3B.41	By-laws of SLA Su Casa, Inc. **
Exhibit T3B.42	By-laws of SLA Uno, Inc. **
Exhibit T3B.43	By-laws of Uno Enterprises, Inc. **
Exhibit T3B.44	By-laws of Uno Foods Inc. **
Exhibit T3B.45	By-laws of Uno of America, Inc. **
Exhibit T3B.46	By-laws of Uno of Astoria, Inc. **
Exhibit T3B.47	By-laws of UNO of Bangor, Inc. **
Exhibit T3B.48	By-laws of Uno of Daytona, Inc. **
Exhibit T3B.49	By-laws of Uno of Hagerstown, Inc. **
Exhibit T3B.50	By-laws of Uno of Haverhill, Inc. **
Exhibit T3B.51	By-laws of Uno of Henrietta, Inc. **
Exhibit T3B.52	By-laws of Uno of Indiana, Inc. **
Exhibit T3B.53	By-laws of Uno of Kingstowne, Inc. **
Exhibit T3B.54	By-laws of UNO of Manassas, Inc. **
Exhibit T3B.55	By-laws of Uno of New Jersey, Inc. **
Exhibit T3B.56	By-laws of Uno of New York, Inc. **
Exhibit T3B.57	By-laws of Uno of Providence, Inc. ***
Exhibit T3B.58	By-laws of Uno of Schaumburg, Inc. ***
Exhibit T3B.59	By-laws of Uno of Victor, Inc. **
Exhibit T3B.60	By-laws of Uno Restaurant of Woburn, Inc. **
Exhibit T3B.61	Limited Liability Company Agreement of UR of Attleboro MA, LLC. **
Exhibit T3B.62	By-laws of UR of Bowie MD, Inc. **
Exhibit T3B.63	Limited Liability Company Agreement of UR of Clay NY, LLC. **
Exhibit T3B.64	By-laws of UR of Columbia MD, Inc. **

Exhibit T3B.65	By-laws of UR of Danbury CT, Inc. **
Exhibit T3B.66	By-laws of UR of Dover NH, Inc. **
Exhibit T3B.67	Limited Liability Company Agreement of UR of Fayetteville NY, LLC. **
Exhibit T3B.68	Limited Liability Company Agreement of UR of Gainesville VA, LLC. **
Exhibit T3B.69	By-laws of UR of Inner Harbor MD, Inc. ***
Exhibit T3B.70	Limited Liability Company Agreement of UR of Melbourne FL, LLC. **
Exhibit T3B.71	By-laws of UR of Milford CT, Inc. **
Exhibit T3B.72	Limited Liability Company Agreement of UR of Millbury MA, LLC.**
Exhibit T3B.73	Limited Liability Company Agreement of UR of Nashua NH, LLC.**
Exhibit T3B.74	Limited Liability Company Agreement of UR of New Hartford NY, LLC.**
Exhibit T3B.75	Limited Liability Company Agreement of UR of Swampscott MA, LLC.**
Exhibit T3B.76	Limited Liability Company Agreement of UR of Taunton MA, LLC.**
Exhibit T3B.77	Limited Liability Company Agreement of UR of Tilton NH, LLC.**
Exhibit T3B.78	Limited Liability Company Agreement of UR of Virginia Beach VA, LLC.**
Exhibit T3B.79	Limited Liability Company Agreement of UR of Webster NY, LLC.**
Exhibit T3B.81	Limited Liability Company Agreement of UR of Winter Garden FL, LLC.**
Exhibit T3B.82	By-laws of UR of Wrentham MA, Inc.**
Exhibit T3B.83	Limited Liability Company Agreement of URC, LLC.**
Exhibit T3B.84	By-laws of Waltham Uno, Inc.**
Exhibit T3C.1	Form of Indenture among Uno Restaurants, LLC, Uno Restaurant Holdings Corporation, the guarantors named therein and U.S. Bank National Association, as trustee.***
Exhibit T3D.1	Not Applicable.
Exhibit T3E.1	First Amended Disclosure Statement relating to the Plan of Reorganization of Uno Restaurant Holdings Corporation, et al. dated May 7, 2010.**
Exhibit T3E.2	Form of Subscription Notice and Instructions for Rights Offering in Connection with the Plan of Reorganization of Uno Restaurant Holdings Corporation, et al. ***
Exhibit T3E.3	Form of Subscription Form for Rights Offering in Connection with the Plan of Reorganization of Uno Restaurant Holdings Corporation, et al. ***
Exhibit T3E.4	Second Amended Joint Consolidated Plan of Reorganization of Uno Restaurant Holdings Corporation and affiliate debtors and debtors in possession, dated June 29, 2010.**
Exhibit T3F.1
Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto). ***

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of U.S. Bank National Association, as trustee under the Indenture to be qualified .***

** Filed herewith.
*** Previously filed.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and State of Massachusetts, on the 15th day of July, 2010.

UNO RESTAURANTS, LLC
(SEAL)

		By:	/s/ Louie Psallidas
			Name:	Louie Psallidas
			Title:	Chief Financial Officer, Assistant Secretary

UNO RESTAURANT HOLDINGS CORPORATION

		By:	/s/ Louie Psallidas
			Name:	Louie Psallidas
			Title:	Chief Financial Officer, Assistant Secretary
Attest:

/s/ George W. Herz II
Name:	George W. Herz II
Title:	Secretary

8250 International Drive Corporation
B.S. Acquisition Corp.
B.S. of Woodbridge, Inc.
Fairfax Uno, Inc.
Kissimmee Uno, Inc.
Marketing Services Group, Inc.
Newport News Uno, Inc.
Paramus Uno, Inc.
Pizzeria Uno Corporation
Pizzeria Uno of 86th Street, Inc.
Pizzeria Uno of Albany Inc.
Pizzeria Uno of Bay Ridge, Inc.
Pizzeria Uno of Bayside, Inc.
Pizzeria Uno of Columbus Avenue, Inc.
Pizzeria Uno of Forest Hills, Inc.
Pizzeria Uno of Paramus, Inc.
Pizzeria Uno of Reston, Inc.
Pizzeria Uno of South Street Seaport, Inc.
Pizzeria Uno of Syracuse, Inc.
Pizzeria Uno of Union Station, Inc.
Plizzettas of Concord, Inc.
Saxet Corporation
SL Properties, Inc.
SL Uno Burlington, Inc.
SL Uno Ellicott City, Inc.
SL Uno Franklin Mills, Inc.
SL Uno Frederick, Inc.
SL Uno Gurnee Mills, Inc.
SL Uno Hyannis, Inc.
SL Uno Portland, Inc.
SL Uno Potomac Mills, Inc.
SL Uno Waterfront, Inc.
SLA Brockton, Inc.
SLA Due, Inc.
SLA Lake Mary, Inc.
SLA Mail II, Inc.
SLA Mail, Inc.
SLA Norfolk, Inc.
SLA Su Casa, Inc.
SLA Uno, Inc.
Uno Enterprises, Inc.
Uno Foods Inc.
Uno of America, Inc.
Uno of Astoria, Inc.
UNO of Bangor, Inc.
Uno of Daytona, Inc.
Uno of Hagerstown, Inc.
Uno of Haverhill, Inc.
Uno of Henrietta, Inc.
Uno of Indiana, Inc.
Uno of Kingstowne, Inc.
UNO of Manassas, Inc.
Uno of New Jersey, Inc.
Uno of New York, Inc.
Uno of Providence, Inc.

Uno of Schaumburg, Inc.
Uno of Victor, Inc.
Uno Restaurant of Woburn, Inc.
UR of Attleboro MA, LLC
UR of Bowie MD, Inc.
UR of Clay NY, LLC
UR of Columbia MD, Inc.
UR of Danbury CT, Inc.
UR of Dover NH, Inc.
UR of Fayetteville NY, LLC
UR of Gainesville VA, LLC
UR of Inner Harbor MD, Inc.
UR of Melbourne FL, LLC
UR of Milford CT, Inc.
UR of Millbury MA, LLC
UR of Nashua NH, LLC
UR of New Hartford NY, LLC
UR of Swampscott MA, LLC
UR of Taunton MA, LLC
UR of Tilton NH, LLC
UR of Virginia Beach VA, LLC
UR of Webster NY, LLC
UR of Winter Garden FL, LLC
UR of Wrentham MA, Inc.
URC, LLC
Waltham Uno, Inc.

		By:	/s/ Louie Psallidas
			Name:	Louie Psallidas
			Title:	Chief Financial Officer, Assistant Secretary
Attest:

/s/ George W. Herz II
Name:	George W. Herz II
Title:	Secretary